EARLY WARNING NEWS RELEASE

(Montréal, July 3, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has completed the previously announced purchase from Falco Resources Ltd. (TSXV:FPC) (“Falco”) of a secured debenture having a principal amount of C$7,000,000 (the “Debenture”). The Debenture will, upon approval of the disinterested shareholders of Falco, become convertible (the “Conversion”) into units of Falco, with each unit comprised of one common share of Falco and one-half of one common share purchase warrant of Falco. Immediately prior to the closing of the Debenture, Osisko had beneficial ownership of, or control and direction over, (i) 23,927,005 common shares of Falco, representing approximately 12.7% of the issued and outstanding common shares of Falco, and (ii) 1,550,500 common share purchase warrants. Immediately following the closing of the Debenture, assuming receipt of the disinterested shareholder approval of Falco as a result of which the Conversion will become effective, and after giving effect to the exercise of the common share purchase warrants then held by Osisko, including the warrants issuable upon the Conversion, Osisko would have beneficial ownership of, or control and direction over, 43,634,171 common shares of Falco, representing approximately 20.9% of the common shares that would then be issued and outstanding.

At the meeting of shareholders of Falco where disinterested shareholder approval will be sought, the shareholders will also be asked to approve a waiver of the Shareholder Rights Plan of Falco should, as a result of the Conversion, Osisko become the beneficial owner of more than 20% of the issued and outstanding common shares of Falco (on a partially-diluted basis assuming exercise of the warrants of Falco then held by Osisko).

In connection with the purchase of the Debenture, Falco and Osisko have also entered into as of the date hereof an investor rights agreement, pursuant to which, among other rights, Osisko has obtained the right to designate two individuals for election or appointment to the board of directors of Falco, which individuals are, as of the date hereof, Mr. Sean Roosen and Mr. Bryan A. Coates.

Osisko acquired the Debenture for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional common shares of Falco and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Falco in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Falco and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the Debenture described above will be available on SEDAR under Falco’s profile. To obtain a copy of the early warning report, you may also contact Joseph de la Plante, Vice President, Corporate Development of Osisko at (514) 940-0670. Falco’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., and a 32.4% interest in Barkerville Gold Mines Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com